Underlying supplement no. 1110 To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006	Registration Statement no. 333-134553 Dated January 15, 2008 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

Russell 2000® Index (RTY)

General

•	Lehman Brothers Holdings Inc. may from time to time offer and sell notes linked to the Russell 2000® Index. This underlying supplement no. 1110 describes the Russell 2000® Index.

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The specific terms for each series of notes will be included in a product supplement. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes. We refer to such term sheets and pricing supplements generally as terms supplements. You should carefully read the base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplement or terms supplement, including the description of the Russell 2000® Index set forth in this underlying supplement, before you invest in the notes. Any terms used herein but not defined herein shall have the meanings given to them in the base prospectus, the MTN prospectus supplement, the relevant product supplement or the relevant terms supplements. This underlying supplement may not be used to sell securities unless accompanied by the base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplement.

Investing in notes linked to the Russell 2000® Index involves a number of risks. See “ Risk Factors” beginning on page US-1 in this underlying supplement no. 1110 and “Risk Factors” in the relevant product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 1110, the accompanying base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements or any other related prospectus supplement. Any representation to the contrary is a criminal offense.

LEHMAN BROTHERS

January 15, 2008

“Russell 2000 Index” is a registered trademark of Russell Investment Group (“Russell”) and has been licensed for use by Lehman Brothers Holdings Inc. The notes, which are linked to the performance of the Russell 2000® Index, are not sponsored, endorsed, sold or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

Underlying Supplement

Risk Factors	US-1
The Russell 2000® Index	US-3
Discontinuation of the Russell 2000® Index; Alteration of Method of Calculation	US-4
License Agreement with Russell	US-5

This underlying supplement no. 1110, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement contain the terms of the notes and supersede all prior or contemporaneous communications concerning the notes. In making your investment decision, you should rely only on the information contained or incorporated by reference in this underlying supplement no. 1110, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement with respect to the notes offered and with respect to Lehman Brothers Holdings Inc. We have not authorized anyone to give you any additional or different information. The information in this underlying supplement no. 1110, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement may be accurate only as of the dates of each of these documents, respectively.

The notes described in this underlying supplement no. 1110, the relevant terms supplements, and the relevant product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. This underlying supplement no. 1110, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement no. 1110, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement, “we,” “us” and “our” refer to Lehman Brothers Holdings Inc., unless the context requires otherwise.

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RISK FACTORS

Your investment in notes linked to the Russell 2000® Index will involve certain risks. Investing in the notes is not equivalent to investing directly in any of the component stocks of the Russell 2000® Index. In addition, your investment in notes entails other risks not associated with an investment in conventional debt securities. You should consider carefully the following discussion of risks before you decide that an investment in notes linked to the Russell 2000® Index is suitable for you. In addition, you should consider carefully the discussion of risks set forth in the relevant product supplement and the relevant terms supplement before you decide that an investment in the notes is suitable for you.

Russell may adjust the Russell 2000® Index in a way that affects its level and adversely affects the value of your notes, and Russell has no obligation to consider your interests.

Russell Investment Group (“Russell”) is responsible for calculating and maintaining the Russell 2000® Index is derived. We are not affiliated with Russell in any way (except for licensing arrangements discussed below in “The Russell 2000® Index”) and have no way to control or predict its actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Russell 2000® Index.

Russell can add, delete or substitute the stocks underlying the Russell 2000® Index or make other methodological changes that could change the level of the Russell 2000® Index. Any such additions, deletions, substitutions or other methodological changes with respect to the the Russell 2000® Index could change the level of the Russell 2000® Index. You should realize that the Russell 2000® Index may be affected by changing the companies included in it, because a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, Russell may alter, discontinue or suspend calculation or dissemination of the Russell 2000® Index. Any of these actions could affect the Russell 2000® Index and, in turn, adversely affect the value of your notes. Russell has no obligation to consider your interests in calculating or revising the Russell 2000® Index. See “The Russell 2000® Index.”

Neither Lehman Brothers Holdings Inc. nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about Russell or the Russell 2000® Index contained in this underlying supplement no. 1110 or any public disclosure of information by Russell. You, as an investor in the notes, should make your own investigation into Russell or the Russell 2000® Index.

We cannot control actions by the companies whose common stocks or other equity securities make up the Russell 2000® Index.

We are not affiliated with any of the companies whose stock is included in the Russell 2000® Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Russell 2000® Index or your notes. None of the money you pay us will go to Russell or any of the other companies included in the Russell 2000® Index and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

You will have no shareholder rights in issuers of stocks underlying the Russell 2000® Index.

Investing in the notes is not equivalent to investing in the securities underlying the Russell 2000® Index. As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the securities that make up the Russell 2000® Index would have.

Changes that affect the Index will affect the market value of the notes and the amount you will receive at maturity.

Russell’s policies concerning (i) the calculation of the Index, (ii) additions, deletions or substitutions of the component stocks of the Index and (iii) the manner in which changes affecting the component stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the Index, could affect the Index and, therefore, could affect the amount payable on the notes at maturity, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if Russell changes these policies, for example by changing the manner in which it calculates the Index, or if Russell discontinues or suspends calculation or publication of the Index, in which case it may become difficult to determine the market value of the notes.

THE RUSSELL 2000® INDEX

We have derived all information contained in this underlying supplement no. 1110 regarding the Russell 2000® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Russell Investment Group (“Russell”). We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information.

Additional information concerning the Russell 2000® Index may be obtained at the Russell website (www.russell.com). Information contained in the Russell website is not incorporated by reference in, and should not be considered part of, this underlying supplement or any terms supplement.

You can obtain the level of the Russell 2000® Index at any time from the Bloomberg Financial Markets page “RTY <Index> <GO>” or from the Russell website at www.russell.com.

Russell 2000® Index Composition and Maintenance

Russell began dissemination of the Russell 2000® Index on January 1, 1987 and calculates and publishes the Russell 2000® Index on Bloomberg L.P. (“Bloomberg”) under index symbol “RTY”. The Russell 2000® Index was set to 135 as of the close of business on December 31, 1986. The Russell 2000® Index measures the composite price performance of stocks of 2,000 companies which are either domiciled in the United States, its territories or are eligible for inclusion as a BDI (as defined below). All 2,000 stocks are traded on a major U.S. exchange and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest companies either domiciled in the United States or its territories, or companies eligible for inclusion as a BDI, as determined by market capitalization.

The Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the United States equity market. The Russell 2000® Index is determined and calculated by Russell without regard to the notes.

Companies domiciled in the United States and its territories are eligible for inclusion in the Russell 3000® Index and the Russell 2000® Index. Beginning during reconstitution 2007, companies incorporated in the following countries or regions are also reviewed for eligibility for inclusion: Bahamas, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands and Netherlands Antilles. Companies incorporated in these regions are considered Benefits Drive Incorporations (“BDI”) because they typically incorporate in these regions for operations, tax, political or other financial market benefits. However, not all companies incorporated in these regions are eligible for inclusion in the Russell 3000® Index and the Russell 2000® Index. Companies incorporated in these regions must also meet one of the following criteria in order to be considered eligible: (i) the company has the headquarters in the U.S. or (ii) the company’s headquarters is also in the BDI designated region or country and the primary exchange for local shares is in the U.S. For new companies located in the BDI regions eligible for inclusion in the Russell 3000® Index and the Russell 2000® Index, the determination of the company’s primary exchange is based on the average daily dollar trading value, which is the accumulated dollar trading volume divided by the actual number of trading days in the past year. However, primary exchange is only one factor for inclusion if both incorporation and headquarters are in a BDI designated region or if multiple headquarters exist in the SEC filings. If the company is has its headquarters in another country, other than the BDI regions and the U.S., it is not eligible for inclusion regardless of its primary exchange. Headquarters and primary exchanges will be analyzed once a year during reconstitution unless the security is de-listed from the U.S. exchange.

All securities eligible for inclusion in the Russell 3000® Index and the Russell 2000® Index must trade on a major U.S. exchange. Bulletin board, pink-sheets or Over The Counter (OTC) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on May 31st to be eligible for inclusion during annual reconstitution. However, if a stock falls below $1.00 intra-year, it will not be removed until the next annual reconstitution, provided it is still trading below $1.00 at that time. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, paired shares, warrants and rights, and trust receipts are also excluded. Royalty Trusts, limited liability companies, closed-end investment companies (business development companies are eligible), and limited partnerships are also ineligible for inclusion. In addition, Berkshire Hathaway is excluded as a special exception due to its similarity to a mutual fund and lack of liquidity. In general, only one class of securities of a company is eligible for inclusion in the Russell 3000® Index, although exceptions to this general rule have been made where Russell has determined that each class of securities acts independent of the other.

The primary criterion used to determine the list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of the common shares times the total number of common shares outstanding. Only common stock is used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation. Based on closing levels of the company’s common stock on its primary exchange on May 31 of each year, Russell reconstitutes the composition of the Russell 3000® Index using the then existing market capitalizations of eligible companies. As of June 22 of each year, the Russell 2000® Index is adjusted to reflect the reconstitution of the Russell 3000® Index for that year. In addition, since September 2004, Russell has added initial public offerings to the Russell 3000® Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the component stocks relative to the capitalization on a base date. The current Russell 2000® Index level is calculated by adding the market values of component stocks of the Russell 2000® Index, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the “adjusted” capitalization of the Russell 2000® Index on the base date of December 31, 1986. To calculate the Russell 2000® Index, closing prices will be used for exchange-traded and Nasdaq stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 2000® Index. In order to provide continuity for the level of the Russell 2000® Index, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

Discontinuation of the Russell 2000® Index; Alteration of Method of Calculation

Russell has no obligation to continue to publish, and may discontinue the publication of, the Russell 2000® Index. If Russell discontinues publication of the Russell 2000® Index, and the Russell 2000® Index or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Russell 2000® Index (such index being referred to herein as a “Russell 2000® Index successor index”), then any Index closing level will be determined by reference to the level of such Russell 2000® Index successor index at the close of trading on the relevant exchange or market for the Russell 2000® Index successor index on each relevant Valuation Date, Observation Date, Averaging Date, Review Date or other relevant date or dates as set forth in the relevant terms supplement.

Upon any selection by the calculation agent of a Russell 2000® Index successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If Russell discontinues publication of the Russell 2000® Index prior to, and such discontinuation is continuing on, a Valuation Date, Observation Date, Averaging Date, Review Date or other relevant date or dates as set forth in the relevant terms supplement and the calculation agent determines, in its sole discretion, that no Russell 2000® Index successor index is available at such time, or the calculation agent has previously selected a Russell 2000® Index successor index and publication of such Russell 2000® Index successor index is discontinued prior to, and such discontinuation is continuing on such Valuation Date, Observation Date, Averaging Date, Review Date or other relevant date, or if Russell (or the publisher of any Russell 2000® Index successor index) fails to calculate and publish a closing level for the Russell Index (or any Russell 2000® Index successor index) on any date when it would ordinarily do so in accordance with its customary practice, then the calculation agent will determine the index closing level on such date. The Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the Russell 2000® Index or Russell 2000® Index successor index, as applicable, last in effect prior to such discontinuation or failure to calculate or publish a closing level for the index, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently included in the Russell 2000® Index or Russell 2000® Index successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication or failure to calculate or publish the closing level of the Russell 2000® Index may adversely affect the value of the notes.

As used herein, “closing price” of a security, on any particular day, means the last reported sales price for that security on the relevant exchange at the scheduled weekday closing time of the regular trading session of the relevant exchange. If, however, the security is not listed or traded on a bulletin board, then the closing price of the security will be determined using the average execution price per share that an affiliate of Lehman Brothers Holdings Inc. pays or receives upon the purchase or sale of the security used to hedge Lehman Brothers Holdings Inc.’s obligations under the notes. The “relevant exchange” for any security (or any combination thereof then underlying the Russell 2000® Index or any successor index) means the primary exchange, quotation system (which includes bulletin board services) or other market of trading for such security.

If at any time the method of calculating the Russell 2000® Index or a Russell 2000® Index successor index, or the level thereof, is changed in a material respect, or if the Russell 2000® Index or a Russell 2000® Index successor index is in any other way modified so that the Russell 2000® Index or such Russell 2000® Index successor index does not, in the opinion of the calculation agent, fairly represent the level of the Russell 2000® Index or such Russell 2000® Index successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the Russell 2000® Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Russell 2000® Index or such Russell 2000® Index successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Index closing level with reference to the Russell 2000® Index or such Russell 2000® Index successor index, as adjusted. Accordingly, if the method of calculating the Russell 2000® Index or a Russell 2000® Index successor index is modified so that the level of such Russell 2000® Index or Russell 2000® Index or successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Russell 2000® Index), then the calculation agent will adjust such Russell 2000® Index in order to arrive at a level of the Russell 2000® Index or such Russell 2000® Index successor index as if there had been no such modification (e.g., as if such split had not occurred).

License Agreement with Russell

Lehman Brothers Holdings Inc. has entered into a non-exclusive license agreement with Russell, which grants Lehman Brothers Holdings Inc. and certain of its affiliated or subsidiary companies a license, in exchange for a fee, to use the Russell 2000® Index in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Russell, which we refer to as Russell. Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Russell 2000® Index to track general stock market performance. Russell’s only relationship to Lehman Brothers Holdings Inc. is the licensing of certain trademarks and trade names of Russell without regard to Lehman Brothers Holdings Inc. or the notes. Russell has no obligation to take the needs of Lehman Brothers Holdings Inc. or the holders of the notes into consideration in determining, composing or calculating the Russell 2000® Index. Russell is not responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LEHMAN BROTHERS HOLDINGS INC., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“RUSSELL 2000® INDEX” IS A TRADEMARK OF RUSSELL AND HAS BEEN LICENSED FOR USE BY LEHMAN BROTHERS HOLDINGS INC. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY RUSSELL AND RUSSELL MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES.

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